Exhibit 99.8

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Baja Mining Corp.’s Annual Report on Form 40-F for the year ended December 31, 2007 of our audit report dated March 20, 2008, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2007.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 20, 2008